P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-8439
Michael_Drayo@vanguard.com

May 18, 2017

via electronic filing

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Explorer Fund (the “Trust”)
File No. 2-27203
Post-Effective Amendment Number 112

Dear Ms. Larkin:

This letter responds to comments that you provided to us by telephone on May 4, 2017, regarding the above referenced post-effective amendment pertaining to Vanguard Explorer Fund (the “Fund”).

Comment 1:	Prospectus – Fees and Expenses
Comment:	Pursuant to Item 3 Instruction 3(d)(ii) of Form N-1A, please revise footnote 2 to the Fee Table to reflect that expense information has been restated and not estimated, and identify restated expense information by appropriate cross reference in the footnote to the Table.

Response:	The Fund has determined that expense information will not be restated and will, therefore, delete footnote 2 to the Fee Table.

Comment 2:	Prospectus – Principal Investment Strategies
Comment:	Please confirm whether the Fund intends to invest in foreign securities as a principal investment strategy and whether corresponding principal risk disclosure should be set out in the prospectus.

Response:	The Fund does not intend to invest in foreign securities as a principal investment strategy and, therefore, no corresponding principal risk disclosure will be set out in the prospectus.

Comment 3:	Prospectus – Principal Investment Strategies
Comment:	Please confirm whether the terms “mid-cap” and “mid-size” as used in the prospectus have similar or different meanings from one another in each case.

Response:	We have revised our disclosures to say “mid-size” when referring to companies and to say “mid-cap” when referring to the stocks of such companies.

Comment 4:	Prospectus – Annual Total Returns
Comment:	If applicable, in connection with the addition of mid-cap investing to the fund’s disclosure regarding principal investment strategies, please state in a footnote to the annual returns bar chart that implementation of new investment strategies may affect performance.

Response:	We do not intend to include additional disclosures in this regard. As discussed in the “More on the Fund” section of the prospectus, capitalization ranges change over time and interpretations of size vary, with no universally accepted definitions of the terms small-, mid-, and large-cap. Since ranges change over time as a result of fluctuations in stock market valuations, the definitions of small-cap and mid-cap frequently change from one period to another. The addition of references to mid-cap investing to the prospectus is intended merely to reflect that, with such valuation fluctuations in mind, the Fund invests in a range of capitalizations at any given time, some of which, for example, may be deemed small-cap in one period but deemed mid-cap in another.

Comment 5:	Prospectus – Plain Talk About Fund Expenses
Comment:	In connection with the addition of mid-cap investing to the fund’s disclosure regarding principal investment strategies, please consider including information regarding a comparable Lipper fund group that pertains to small-
and mid-cap growth stocks in this part of the prospectus.

Response:	The Fund intends to include information regarding a comparable Lipper fund group that pertains to small- and mid-cap growth stocks in a post-effective amendment that reflects financial data as of the October 31, 2017, fiscal year-
end.

Comment 6:	Prospectus – Security Selection
Comment:	Please consider revising disclosures that describe the security selection process utilized by ClearBridge Investments, LLC, to pair each research component with its corresponding example.

Response:	The Fund has revised the disclosure in the manner suggested.

Comment 7:	Prospectus – Investment Advisors
Comment:	Please confirm whether “Management Fees” set out in the Annual Fund
Operating Expenses table reflect the highest percentage that can be paid to the Fund’s advisors regardless of any potential performance adjustment.

Response:	Pursuant to Form N-1A Item 3 Instruction 3(d)(i), “Annual Fund Operating
Expenses” reflect amounts incurred during the Fund’s most recent fiscal year.
We confirm that “Management Fees” reflect aggregate advisory fees and expenses, which represented an effective annual rate of 0.22% of the Fund’s average net assets before a performance-based decrease of 0.02% for the fiscal year ended October 31, 2016.

Comment 8:	SAI – Investment Advisory Services
Comment:	Item 19(a)(3) of Form N-1A requires the Fund to set out the method of calculating the advisory fee payable by the Fund including the total dollars paid to the adviser and to any advisers who are not affiliated with the adviser for the last three fiscal years. Please consider whether the disclosure meets these requirements.

Response:	The Fund discloses its method of calculating advisory fees including any fulcrum fees:

“The Fund pays each of its investment advisors (other than Vanguard) a base fee plus or minus a performance adjustment. Each base fee, which is paid quarterly, is a percentage of average daily net assets managed by the advisor during the most recent fiscal quarter. The base fee has breakpoints, which means that the percentage declines as assets go up. The performance adjustment, also paid quarterly, is based on the cumulative total return of each advisor’s portion of the Fund relative to that of the Russell 2500 Growth Index over the preceding 36-month period (60-month period for ArrowMark Partners and SIMG). When the performance adjustment is positive, the Fund’s expenses increase; when it is negative, expenses decrease.
Vanguard provides investment advisory services for a portion of the Fund on an at-
cost basis, subject to the supervision and oversight of the trustees and officers of the
Fund.”

As required by Item 19(a)(3), the disclosure also sets out the amount of advisory fees paid by the Fund (including separate disclosure of fulcrum fee amounts) during its last three (3) fiscal years. In accordance with our multi-manager exemptive relief (see
Vanguard Convertible Securities Fund, et al. May 29, 2003), we are not required to separately disclose the fees paid to external advisors on an advisor by advisor basis.

We believe that the disclosure is consistent with applicable requirements.

Please contact me at (610) 669-4294 with any questions or comments regarding the above response. Thank you.

Sincerely,

Michael J. Drayo
Senior Counsel
The Vanguard Group, Inc.